June 3, 2025

Xiaohua Lu
Chief Executive Officer
Nova Lifestyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

       Re: Nova Lifestyle, Inc.
           Registration Statement on Form S-1
           Filed May 23, 2025
           File No. 333-287559
Dear Xiaohua Lu:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed May 23, 2025
Cover Page

1. Please revise the description of securities to be offered on both your cover page and heading to clarify, if true, that the Offering Shares and accompanying Warrants will be issued separately in this offering, but must initially be purchased together. If, instead, you are offering them as units, revise your disclosure throughout and your fee table to refer to this security and its component parts.
2. Please quantify the assumed offering price for each offering share to clearly establish a fixed price or range. Currently, your disclosure regarding the pricing of the offering suggests you are attempting to rely on Rule 415(a)(1)(x), but you do not appear eligible to do so.
3. Please revise to disclose the volume (i.e., the number) of securities you are offering.
       See Securities Act Rules Compliance and Disclosure Interpretation
227.02.
 June 3, 2025
Page 2

Risk Factors, page 10

4. You state on page 10 that "[t]he offering price per share of Common Stock, together with the number of shares of common stock and accompanying Warrants we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market price of our Common Stock. This decrease may continue after the completion of this offering." Please expand this discussion to specifically address the fact that the offering shares registered here will be sold at a
       50% discount relative to the market price of the outstanding common shares.
Information Not Required in Prospectus, page II-2

5. Please amend Exhibit 107 to Item 16, Calculation of Filing Fee Table, as it
       includes the common stock but omits the warrants.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Kristin Baldwin at 202-551-7172 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Alice Ma